UNIGENE LABORATORIES, INC.
81 Fulton Street
Boonton, New Jersey 07005

December 3, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim Rosenberg, Senior Assistant Chief Accountant Lisa Vanjoske, Assistant Chief Accountant Christine Allen, Staff Accountant Suzanne Hayes, Legal Branch Chief Karen Ubell, Staff Attorney

Re:	Unigene Laboratories, Inc.
Form 10-K
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 000-16005

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company” or “Unigene”) in response to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Ashleigh Palmer dated October 22, 2010 (the “Comment Letter”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K").  For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

Form 10-K for the Year Ended December 31, 2009

Business

Strategy, page 4

1.
We note your response to prior comment 1.  The confidential treatment orders referenced in your response were granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider royalty rates and potential milestone payments to be material. We often grant confidential treatment to these terms but require that the aggregate potential milestone payments and a royalty range be disclosed. Therefore, our comment is reissued in part. Please provide us draft disclosure for inclusion in future filings that expands your disclosure to include the aggregate amount of all potential milestone payments with respect to your agreement with Tarsa and the royalty rates payable under each agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example “single digits,” [“]high-teens,” “mid-twenties,” etc.

Securities and Exchange Commission
December 3, 2010

Response:

The Company acknowledges the Staff's comment and advises the Staff that it undertakes to include said disclosure in its periodic reports.  Below are additional disclosures which the Company undertakes to include in its periodic reports, beginning with its annual report on Form 10-K for the year ended December 31, 2010, which are based on disclosures in the 2009 Form 10-K and revised as indicated below:

Company Agreement	Future Disclosure
GSK agreement	“GSK will pay us a royalty at a rate in the low double digits on its worldwide sales of the product.”
Novartis agreement
“We will receive royalties, at rates in the single digits, on net sales of any existing or future Novartis products that contain recombinant salmon calcitonin which in the future are approved for sale by health authorities, and are manufactured by Novartis using our technology.”

Tarsa agreement
“~~We are also eligible to receive milestone payments based on the achievement of certain sales benchmarks, as well as royalties on product sales.~~ Tarsa will be solely responsible for the future costs of the global Phase III clinical trial for the program that was initiated in 2009.  We are eligible to receive up to $3,000,000 in milestone payments based on the achievement of certain sales benchmarks, as well as royalties, at rates in the single digits, on product sales.”

USL agreement
“Royalty revenue, computed in a range from the transfer price of product to USL to a royalty rate in the mid-thirties depending on the circumstances, is earned on net sales of Fortical by USL and is recognized in the period Fortical is sold by USL.”

Notes to Financial Statements

Note 7.  China Joint Venture, page 37

2.	Please address the following regarding your response to prior comment four:

•
In applying the accounting in Example 1 in ASC 845-10-55-28 that you refer to in your response; tell us why you did not reduce the $4.5 million gain being recognized over time by 45% (i.e. your interest in the JV).

Securities and Exchange Commission
December 3, 2010

•	Tell us why you did not initially record on your balance sheet a deferred gain and an increase in the amount of your investment for the amount of the gain to be recognized over time.

•
Tell us why the JV does or does not meet the definition of a joint venture as used in the FASB Accounting Standards Codification. If it does, tell us why you did not record your investment at the lower of carrying amount or fair value of the assets contributed. Refer to ASC 970-323-30-2 through 30-6.

•	Tell us why you have not made the disclosures required by Rule 4-08(g) of Regulation S-X regarding summarized financial information for the China Joint Venture and Tarsa.

Response:

Background of China Joint Venture

The value assigned to the technology and know-how that the Company contributed or will contribute ($4.5 million) was agreed to by the venture partners.  The contribution of the know-how is occurring over a substantial period of time, as the China Joint Venture (the “China JV” or the “JV”) prepares to implement the technology that was transferred in 2008.

Bullet One

In applying the accounting in Example 1 in ASC 845-10-55-28 that you refer to in your response; tell us why you did not reduce the $4.5 million dollar gain being recognized over time by 45% (i.e. your interest in the JV)

55% of the gain attributable to the interest contributed to the China JV will be recognized over the expected life of the assets transferred to the China JV.  In addition, based on ASC 323-10-35-13, the difference between the cost of the Company’s investment in the China JV and the amount of the underlying equity in the net assets of the China JV will be accounted for as if the China JV were a consolidated subsidiary.  In recognizing the Company’s equity in earnings of the China JV, this will result in an elimination of 45% of the amortization expense associated with a basis difference attributable to the contributed assets.  This basis difference equals the difference between 45% of the fair value of the intellectual property contributed by the Company to the China JV and 45% of the Company’s basis in the intellectual property prior to the contribution.  The intellectual property will eventually be amortized by the China JV over its estimated life.

Both recognition of the deferred gain attributable to the 55% interest contributed and elimination of the basis difference will be limited such that the Company’s equity investment will not exceed the Company’s underlying equity in the net assets of the China JV.

The value of the JV is enhanced by both the cash contributions of our partner (which, by definition, creates a value to our investment in JV that previously did not exist) and the transfer of our intellectual property to the JV.

Securities and Exchange Commission
December 3, 2010

Bullet Two

Tells us why you did not initially record on your balance sheet a deferred gain and an increase in the amount of your investment for the amount of the gain to be recognized over time.

The Company concluded that because the application of the equity method is a one-line consolidation and because the ultimate recognition of both the gain attributable to the 55% contributed to the China JV and the elimination of the basis difference will be limited so that the Company’s equity investment will not exceed the Company’s underlying equity in the net assets of the China JV, it is appropriate not to separately recognize the deferred gain apart from the investment in the China JV.  In addition, since our investment in the China Joint Venture is being made over time, we did not initially record a deferred gain on our balance sheet as that would result in recording an investment for contributions we had not yet made.  It is important to note that the know-how is being contributed and implemented over a lengthy period of time as the JV prepares to implement and utilize the technology.  That know-how includes techniques to build a GMP compliant facility utilizing the technology, manufacturing techniques and QA procedures for the technology, etc.  This is expected to take several years.

The Company also considered the fact that the Company had and continues to have an actual commitment to support the operations of the China Joint Venture.  We applied that fact to the limited available accounting literature, found at ASC 845-10-55-28, and concluded that immediate gain recognition was not appropriate due to our commitment to support the China Joint Venture and the fact that our contribution (value delivery) was not yet complete.

Bullet Three

Tell us why the JV does or does not meet the definition of a joint venture as used in the FASB Accounting Standards Codification.  If it does, tell us why you did not record your investment at the lower of carrying amount or fair value of the assets contributed. Refer to ASC 970-323-30-2 through 30-6.

The FASB Accounting Standards Codification defines a joint venture as:

An entity owned and operated by a small group of businesses (the joint venturers) as a separate and specific business or project for the mutual benefit of the members of the group. A government may also be a member of the group.  The purpose of a joint venture frequently is to share risks and rewards in developing a new market, product, or technology; to combine complementary technological knowledge; or to pool resources in developing production or other facilities. A joint venture also usually provides an arrangement under which each joint venturer may participate, directly or indirectly, in the overall management of the joint venture. Joint venturers thus have an interest or relationship other than as passive investors. An entity that is a subsidiary of one of the joint venturers is not a joint venture. The ownership of a joint venture seldom changes, and its equity interests usually are not traded publicly. A minority public ownership, however, does not preclude an entity from being a joint venture. As distinguished from a corporate joint venture: a joint venture is not limited to corporate entities.

Securities and Exchange Commission
December 3, 2010

The China Joint Venture (Unigene Biotechnology Co. Ltd.) does meet this definition of a joint venture since it is an entity owned by two companies, 45% by Unigene Laboratories, Inc. and 55% by China Pharmaceutical Group Inc. (CPG), as a separate and specific business for the mutual benefit of the members of the group. The purpose of the joint venture is to combine technological knowledge of the Company with the monetary and facility construction resources of CPG in order to construct calcitonin production facilities in China. Both the Company and CPG participate directly in the overall management of the joint venture.  The Board of Directors of the China Joint Venture is made up of five members, two of which are executives of Unigene.  All major decisions require board approval, while the most significant issues (including, without limitation, approval of the annual operating plan, approving budgets and financial statements and approving expenditures over $300,000) require unanimous board approval.

The Company recorded its investment in the China Joint Venture at the lower of the carrying amount or fair value of the assets contributed.  The carrying amount of the technology and know-how we contributed was zero.  The carrying amount and fair value of the cash we contributed was $1,050,000.  We recorded our initial investment to the China Joint Venture ($1,050,000) at the carrying amount of assets contributed, which was less than fair value.

Although ASC 970-323-30 (which gives specific guidance on the accounting for investments made to real estate joint venture) is not applicable to the China JV transaction, we considered this guidance and were able to reach a conclusion that accounting under ASC 970-323-30 would not result in a difference.  The Company acknowledges that our contributions are not made to a real estate joint venture, however, notes that no difference exists with respect to the Company’s accounting for contributions to investments accounted for under the equity method (ASC 323).

ASC 970-323-30-3 states:

An investor that contributes real estate to the capital of a real estate venture generally should record its investment in the venture at the investor's cost (less related depreciation and valuation allowances) of the real estate contributed, regardless of whether the other investors contribute cash, property, or services. An investor shall not recognize profit on a transaction that in economic substance is a contribution to the capital of an entity, because a contribution to the capital of an entity is not the culmination of the earnings process.

ASC 970-323-30-6 states:

The accounting considerations that apply to real property contributed to a partnership or joint venture also apply to contributions of services or intangibles. The investor's cost of such services or intangibles to be allocated to the cost of the investment shall be determined by the investor in the same manner as for an investment in a wholly owned real estate project.

The Company has concluded it is appropriate to record contributions to the China Joint Venture at cost.

Securities and Exchange Commission
December 3, 2010

As discussed in the response to bullet two above, our investment in the China Joint Venture is being made over time, and investments are recorded at cost when they are made.

Bullet Four

Tell us why you have not made the disclosures required by Rule 4-08(g) of Regulation S-X regarding summarized financial information for the China Joint Venture and Tarsa.

The Company believes that all disclosures required by Rule 4-08(g) of Regulation S-X regarding summarized financial information for the China Joint Venture and Tarsa are included in Note 22 of the Company’s 2009 Form 10-K.

The Company acknowledges that Rule 4-08(g) of Regulation S-X requires comparative disclosures.  The Company notes that comparative disclosures were not included in our 2009 Form 10-K because the Company did not invest in Tarsa until October 2009 and because the Company determined that disclosure comparing the China JV in 2008 and 2009 was not necessary because the amounts were immaterial.

Our 2009 disclosures in Note 22 of the Company’s 2009 Form 10-K disclosures include the China JV and Tarsa.  The Company notes that comparative disclosures required by Rule 4-08(g) of Regulation S-X will be included in future filings.

Definitive Proxy Statement filed April 29, 2010

Elements of Executive Pay, page 25

3.
We note your response to prior comment 6 indicating that you did not consider individual performance goals and achievements in your determination not to award bonuses. However, please be advised that if performance goals were established for your named executive officers, you are required to disclose in your Compensation Discussion and Analysis the specific goals and level of achievement. To the extent the goals are achieved and the compensation committee does not award bonus compensation, you should discuss the reasons for the compensation committee's decision. Therefore, if goals have been established by the Compensation Committee for 2010, you should be prepared to discuss these in your next proxy statement. Please confirm that in your next proxy statement you will describe all performance goals and disclose the extent to which each officer's performance met, exceeded or fell short of the goal(s) and how his or her level of performance related to the bonus ultimately awarded. To the extent that pre-established goals and the executive's level of performance are quantifiable, the discussion in [it] should also be quantified.

Response:

The Company has not established individual performance objectives for the named executive officers for 2010.  When the Company adopts pre-established performance goals, the Company will include the appropriate disclosures in the applicable proxy statement.

Securities and Exchange Commission
December 3, 2010

*   *   *

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100.

Very truly yours,

/s/  Gregory T. Mayes

Gregory T. Mayes
Vice President of Corporate Development and General Counsel

cc:           Ashleigh Palmer
William Steinhauer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP
Michael Creasy, Grant Thornton LLP
Keyur Thakkar, Grant Thornton LLP
John Pennett, Eisner Amper LLP